SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2024

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 24, 2024 regarding “Ericsson announces leadership changes to the Executive Team”.

PRESS RELEASE January 24, 2024

Ericsson announces leadership changes to the Executive Team

•	Niklas Heuveldop, currently Head of Market Area North America, is appointed new Head of Business Area Global Communications Platform and CEO of Vonage as of February 1, 2024

•

Yossi Cohen, currently Head of Strategy, Technology, Marketing and Business Development within Market Area North America, is appointed Senior Vice President and Head of Market Area North America as of February 1, 2024

•

Rory Read, currently Head of Business Area Global Communications Platform and CEO of Vonage, has decided to step down from his positions on February 1, 2024, and leave Ericsson at the end of the first quarter of 2024

Ericsson (NASDAQ: ERIC) today announces the appointment of Senior Vice President Niklas Heuveldop as new Head of Business Area Global Communications Platform and CEO of Vonage. Mr. Heuveldop who has headed Market Area North America since 2017, will take up his new position on February 1, 2024.

Börje Ekholm, President and CEO of Ericsson, comments: “I’m very pleased that Niklas has accepted to lead Business Area Global Communications Platform at this pivotal time. The Vonage acquisition and our investments in the global network platform are foundational to our long-term strategy execution, driving growth in both the enterprise segment, but also reinforcing our network infrastructure business,” and continues:

“Niklas has proven himself in multiple roles on the executive team. Under his leadership we have significantly strengthened our position in North America, expanding our market share with all leading customers in the region and the industry-defining USD 14 billion deal with AT&T, creates a solid foundation for our business in the market for years to come. He is also an important driver of our ongoing organizational transformation, driving ethics, compliance and operational excellence.”

Niklas Heuveldop says: “I am thrilled but also humbled to be offered the opportunity to ensure that we leverage Vonage’s capabilities and the 5G innovation platform to their full potential – it’s a once in a lifetime opportunity. I move on knowing that we have the best talent in the industry to serve our customers and Yossi will continue to strengthen our local capabilities.”

Yossi Cohen, currently Head of Strategy, Technology, Marketing and Business Development within Market Area North America, will replace Mr. Heuveldop as Head of Market Area North America as of February 1, 2024. Mr. Cohen will be a member of Ericsson’s Executive Team and report to the CEO.

Mr. Cohen has a multifaceted 22-year tenure at Ericsson, brings global expertise in Technology, Business, Operations, and Innovation. His roles within Ericsson include Head of Customer Unit Verizon, Global Head of Radio Sales and Business Management in Stockholm, and Head of Global Customer Unit Softbank in Tokyo. His experience extends beyond Ericsson, encompassing positions in a telecommunications technology startup and a mobile operator.

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PRESS RELEASE January 24, 2024

Börje Ekholm says: “Yossi’s deep understanding of technology and business strategy is crucial as we lead in the 5G landscape. His expertise in fostering dynamic customer relationships and a progressive approach to technology will be key in shaping our future operations and maintaining our industry leadership. He has played an important role within our North American operations for the last seven years and I’m happy that he has accepted to take on this new role.”

Yossi Cohen comments: “I am honored and excited to take this role at a transformative time in telecom. North America is at the forefront of technological innovation that turns visions into reality. Our commitment goes beyond technology; it’s about forging enduring customer relationships. Leveraging Ericsson’s 5G leadership, our focus remains steadfast: empowering customers to unlock potential and drive innovation. This new chapter isn’t just a personal milestone. It’s a chance to shape a future collaboratively.”

Rory Read, Head of Business Area Global Communications Platform and CEO of Vonage, will transition from his position on February 1, 2024, and become advisor to the Business Area. Mr. Read will leave Ericsson at the end of the first quarter 2024.

Börje Ekholm, President and CEO, says: “We thank Rory for his dedication and contributions to the integration of Vonage into Ericsson. The Vonage business and technology remain key to execute on our strategy to expand in Enterprise and help enable operators to monetize the network features in 5G. We are discussing network APIs and communications solutions with all customers today, as they see this as a major opportunity to monetize the networks and in turn drive further investments in mobile infrastructure. I wish Rory the very best in his next endeavor.”

Mr. Read adds: “It has been a true honor to lead this talented Vonage team on this journey - first around the power of the Vonage Communications Platform and then into the world of 5G with Ericsson. There is no question Ericsson is shaping the industry landscape by leveraging the full value of 5G and by creating the world’s most powerful innovation platform. Through this platform, Ericsson will be able to monetize 5G in completely new ways by exposing advanced network capabilities to the global developer community. The Company has come a long way towards realizing this strategy and I look forward to following Ericsson and handing over the reins to Niklas’ capable hands.”

NOTES TO EDITORS:

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PRESS RELEASE January 24, 2024

MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

ABOUT ERICSSON:

Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions, Global Communications Platform, and Technologies and New Businesses. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 25, 2024